EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

April 5, 2004

04024151

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

Shannon M. Ross
Corporate Secretary

Enclosures

dlw 4/8

United States Sec Filing
April 5, 2004

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Completes Airborne Geophysics on Stewart and Rozan Properties – dated March 23, 2004
2. Emgold Report on Progress with Idaho-Maryland Surface Drill Program – dated March 31, 2004

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

March 23, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

Emgold Completes Airborne Geophysics on Stewart and Rozan Properties

Emgold Mining Corporation (EMR- TSX Venture) is pleased to report that it has received the final results of heliborne electromagnetic and magnetic surveys for the Stewart and Rozan Properties, located in southeastern British Columbia.

The surveys, flown in December 2003, have been reviewed by Peter E. Walcott and Associates (a geophysical contractor) who has identified several moderate to strong, well defined electromagnetic conductors that may be representative of sulphide mineralization, some of which are associated with magnetic gradients that could reflect faults and/or shears.

Emgold is currently integrating these results with previous geological mapping, geochemical and induced polarization surveys, and limited diamond drilling carried out over various parts of the properties in order to plan the summer 2004 exploration program. Additional information regarding the exploration program will be announced upon completion of the evaluation of the results.

The Rozan Property is a highly prospective gold property where grab samples returned values of up to 29.68 g/t gold from historic waste dumps. Initially discovered in 1928, a small mining operation on the Property yielded 115 tons containing 127 ounces of gold with small amounts of silver, lead and zinc. Since that time only limited exploration has been undertaken on the Property. In 2000 a small drill program by Emgold intersected 1.45 g/t gold over 4.1 meters and 60.73 g/t gold over 0.25 meters.

Mineralization on the Stewart Property contains significant values of molybdenite and tungsten. Four areas of interest have previously been identified for follow-up: the North Gold Zone, the Silver King Porphyry Zone, the QPP Stockwork Zone, and the Arrow Tungsten Zone. Recent grab samples from the historic Arrow working returned 1.03% WO_3 and 4.0% Zn.

For more information about Emgold, the Stewart and Rozan Properties, the Idaho-Maryland Project and the Ceramext™ process please visit the Company's website www.emgold.com or www.sedar.com.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

March 31, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

Emgold Reports on Progress with Idaho-Maryland Surface Drill Program

Emgold Mining Corporation (EMR-TSX Venture) ("Emgold") is pleased to report progress on Phase 2 of the 20,000 foot surface drilling program on the Idaho-Maryland Mine located in Grass Valley, California. Phase 2 follows the program initiated in 2003 to test the structural geologic model developed from over 100 years of historical information available from the Idaho-Maryland Mine and to further explore the new gold zone discovered during last year's surface drilling program.

Eight holes totaling 5,800 feet have been completed to date in this year's planned thirty hole program, which is probing the entire width of the Idaho Deformation Corridor (the "Corridor") from four permitted sites within the City of Grass Valley. Multiple structures hosting high-grade gold-quartz vein mineralization project into the four previously untested target areas. The mineralized intervals of core are presently being sampled and fire assayed at certified analytical laboratories. All samples with gold assays greater than or equal to 0.10 oz/ton are check assayed by a second independent laboratory. Results will be announced upon receipt and evaluation of all assays and check assays. The Idaho-Maryland exploration program is planned and supervised by Mr. Mark Payne, California Registered Geologist Number 7067. Mr. Payne is the Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects."

The Phase 2 drilling was initiated from Site B to test several prospective phyllonite zones within the Corridor, in the immediate vicinity of the Idaho No. 1 Shaft. The entire width of the Corridor, along an 800 foot strike length, is being targeted initially. The famous Idaho 1 Vein Oreshoot was the only structure historically explored and developed in this area of the mine, having produced one million ounces of gold from a single high-grade stope. The Idaho 1 Vein stope marks the southern boundary of the east-west trending deformation corridor, with an approximate 300 foot width of the Corridor currently being tested in the footwall of the Idaho 1 Vein stope. The westward projection of the Idaho 192 Vein is also being targeted within the drill program. The Idaho 192 Vein structure was stoped only in an area east of the Idaho No. 1 Shaft, having produced 75,000 ounces from a four- to eight foot width of high-grade ribboned vein quartz. The 192 Vein lies 40 to 60 feet into the footwall of the 1 Vein stope.

The surface drilling at Site B will be concluded shortly and the drill will be moved to Site A to further delineate the high-grade intercept in the Idaho 120 Vein structure from hole IDH001 in 2003. Several prospective mineralized structures were identified within the Corridor during the Phase I drill program last year. During the 2003 drilling program one newly discovered gold zone near the surface was 10.1 feet of 0.67 to 0.93 ounces per ton (opt) with 3 feet grading 2.20 opt. Locations and projections of the program's surface diamond drill holes are illustrated on Emgold's website.

For more information about Emgold, the Idaho-Maryland Project and Emgold's other properties (the Stewart and Rozan properties) and projects (the Ceramext™ process) please visit www.emgold.com or www.sedar.com.

William J. Witte, P. Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200